FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, Dated February 2, 2006,

2.

Oromin Explorations Ltd. News Release Dated February 2, 2006,

3.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, Dated February 2, 2006,

4.

Oromin Explorations Ltd. News Release Dated January 20, 2006, (this release was EDGAR filed on February 3, 2006 but the BC FORM 53-901F in item 3 relates to this News Release),

5.

Oromin Explorations Ltd. News Release Dated February 15, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: March 6, 2006

By:  “James G. Stewart”

        James G. Stewart

Its:  Secretary

      (Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

March 6, 2006

         VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 1, 2006

Item 3.

Press Release

February 2, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 2nd day of February, 2006.

OROMIN EXPLORATIONS LTD.

By:

“James G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

February 2, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

OROMIN CLOSES FINAL TRANCHE OF $6 MILLION FINANCING

Further to its news release of December 12, 2005, Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has closed the final tranche of the non-brokered private placement.  4,117,647 units were issued at a price of $0.85 per unit to generate gross proceeds of $3,500,000 that will be used primarily to fund its next phase of work on its Sabodala Property in eastern Sénégal.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Oromin at a price of $1.20 per share until February 1, 2008.  The warrants are subject to forced conversion provisions whereby after June 1, 2006 and until the expiry date of the warrants, if the weighted average trading price of Oromin’s shares exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  All securities issued pursuant to this placement are subject to a four month hold period expiring on June 1, 2006.

Further to its news release of September 30, 2005, Oromin is also pleased to report that the series of loans totalling $625,000 has been converted into 1,388,887 units of Oromin, each unit consisting of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of $0.45 per share until February 1, 2008.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 20, 2006

Item 3.

Press Release

January 23, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 2nd day of February, 2006.

OROMIN EXPLORATIONS LTD.

By:

“James G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

January 23, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

OROMIN CLOSES SECOND TRANCHE OF $6 MILLION FINANCING

Further to its news releases of January 16 and 17, 2005, Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has closed the second tranche of the non-brokered private placement.   1,764,706 units were issued at a price of $0.85 per unit to generate gross proceeds of $1,500,000 that will be used primarily to fund Oromin’s next phase of work on its Sabodala Property in eastern Sénégal.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Oromin at a price of $1.20 per share until January 20, 2008.  The warrants are subject to forced conversion provisions whereby after May 20, 2006 and until the expiry date of the warrants, if the weighted average trading price of Oromin’s shares exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on May 20, 2006.

The remaining $3,500,000 of the non-brokered private placement is expected to close by February 6, 2006.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

February 15, 2006

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE) announces that it has granted incentive stock options entitling the purchase of up to 1,665,000 shares of Oromin at a price of $1.90 per share exercisable until February 15, 2011.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN